U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE ANNUAL PERIOD ENDED: December 31, 2019

InSitu Biologics, Inc.
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

2155 WOODLANE DRIVE, SUITE 102

WOODBURY MN 55125

651-337-4799

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

82-3415514

(I.R.S. Employer Identification Number)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Annual Report on Form 1-K of Insitu Biologics, Inc., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Insitu Biologics, Inc. Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

2

ITEM 1. BUSINESS

Overview

InSitu Biologics™, LLC was formed in 2014. In November 2017, InSitu Biologics, LLC was converted into a Delaware Corporation under the name, InSitu Biologics, Inc. InSitu Biologics, Inc. (“Company” or “InSitu”) researches, develops, tests and manufactures implantable time release products composed of its proprietary tunable, bio-polymeric hydrogel, Matrix™ BioHydrogel. InSitu has developed AnestaGel™, a patented drug-delivery product based on technology originally created by scientists at the Cleveland Clinic. AnestaGel has been developed for the perioperative pain management market. AnestaGel has unique features including being completely biocompatible, pH neutral, site-specific placement and tunable.

The Company is completing its product development and pre-clinical testing, which will then bring us to the next steps in our business: small scale production of AnestaGel for human use, and the clinical (human) study of AnestaGel for people having certain surgeries. The Company has further pre-clinical (animal) studies to confirm certain blood levels of the active pharmaceutical ingredient (drug) during the first 24-24 hours of use of AnestaGel as well as other clinically relevant safety and efficacy attributes. Upon completion of all necessary studies required by the FDA, the Company anticipates discussing the results of all the pre-clinical and bench testing and making an application to begin a Phase 1 Clinical Study. This would examine the safety of AnestaGel, and the Company would be applying for an Investigational New Drug (“IND”) with the United States Food and Drug Administration (“FDA”), which it has not yet done. If the Company is successful in proving safety in the Phase 1 Study, the Company believes it would then be able to perform a Phase II study followed by a larger Phase III efficacy study. The Company has been advised that, if the efficacy study is successful, it could then be in position to apply for commercial clearance of AnestaGel following a 505(b)2 pathway.

The 505(b)(2) new drug application (NDA) is one of three U.S. Food and Drug Administration (FDA) drug approval pathways and represents an appealing regulatory strategy. The pathway was created by the Hatch-Waxman Amendments of 1984, with 505(b)(2) referring to a section of the Federal Food, Drug, and Cosmetic Act. The provisions of 505(b)(2) were created, in part, to help avoid unnecessary duplication of studies already performed on a previously approved drug; 505(b)(2) gives the FDA express permission to rely on data not developed by the NDA applicant.

A 505(b)(2) NDA contains full safety and effectiveness reports but allows at least some of the information required for NDA approval, such as safety and efficacy information on the active ingredient, to come from studies not conducted by or for the applicant.

3

Summary

AnestaGel represents a potentially transformational technology in the perioperative pain control market. Its tunable, programmable nature, and the ability to modify its form factor to meet the need of a variety of surgeries has not previously been successfully developed  for a targeted pain molecule.

•

Matrix BioHydrogel is a tunable, biocompatible, and pH neutral platform. It allows AnestaGel to provide target site-specific, non-migratory placement, a flexible and high dose drug-load reservoir capacity, and tunable and a predictable pharmacological effect.

•

The characteristics of Matrix BioHydrogel permit AnestaGel to be manufactured in a variety of form factors, allowing the product to be designed on an application-specific basis and to suit physician and hospital preference.

•	Based on InSitu’s preclinical (animal) feasibility studies, the data suggests that AnestaGel may deliver faster and longer lasting pain relief than liposome based technologies.
•	InSitu’s process development and licensing partner is a contract manufacturing entity with extensive experience in drug manufacturing and hydrogel-based technologies in particular.

AnestaGel has only been tested in the pre-clinical (animal) model but represents a potentially disruptive technology. InSitu believes AnestaGel is a unique, novel product for pain control that after further pre-clinical studies, and studies performed under the rules of the FDA, AnestaGel could be a safe, efficacious, and manufacturable product alternative to opioids used in controlling surgical pain.

AnestaGel

AnestaGel uses a novel approach to deliver sustained-released analgesics into the target tissue. The AnestaGel product uses InSitu’s proprietary Matrix BioHydrogel platform, which is based on a patent portfolio and proof of concept for a biocompatible hydrogel created by the Cleveland Clinic Foundation (CCF).

All of the components of Matrix BioHydrogel are present in the body or can be metabolized by the body. InSitu’s ability to accurately tune the physical form and rate of absorption to the targeted length of use for a particular tissue is highly desirable. InSitu believes that AnestaGel, composed of the Company’s Matrix BioHydrogel technology and any of the “caine” family of pharmaceuticals, could be commercialized to have therapeutic application in many different surgical patient populations that suffer from pain.

AnestaGel offers a new approach to perioperative pain management that is opioid-sparing, tunable, biocompatible, target site-specific, and flexible.

4

The Company believes that AnestaGel may have the potential to be used in three distinct markets for perioperative pain management:

•	Surgical Site / Perioperative
•	Peripheral Nerve Block
•	Epidural

Sources: U.S. Department of Health & Human Services; Pacira Pharmaceuticals; National Center for Biotechnology Information (NCBI)

The Market

Operative Pain Management

Operative pain management is a vast market that remains dominated by opioids. It is an area that hospitals, doctors and patients continue to find inadequate, despite inroads of new options.

According to The New Guidelines Released for Postoperative Pain Management, by Dr. Laurie Barclay and Pauline Anderson, acute postoperative pain is common, occurring in more than 80% of patients, with approximately 75% of these having moderate, severe, or extreme pain. Postoperative pain relief is inadequate in more than half of patients, which can negatively affect quality of life, function, and functional recovery, as well as increasing the risks for postsurgical complications and persistent postsurgical pain.

5

Numerous studies and research reinforce the fact that postoperative pain relief remains inadequate and there is a major need for non-opioid alternatives. A sample of the research findings are presented below:

•

73% of inpatient and 57% of outpatient surgeries have moderate to extreme pain postoperatively, despite opioid use by nearly 90% of patients. Pain continues to be undermanaged, according to, Habib AS, Miller research by Gan TJ TE, White W, Apfelbaum JL. Results from a US national survey, Curr Med Res Opin. 2014

•	Experiencing postoperative pain was the most common concern (59%) of patients. Almost 25% of patients who received pain medications experienced adverse effects.
•

In the United States, more than 73 million surgeries are performed annually, and up to 75% of patients experience pain after surgery. Managing patient pain after surgery often remains top of mind for hospitals despite inroads in new technology, therapies, and processes that have helped lower pain experiences, according to Elizabeth A Reid, Content Manager, Guidepoint; a leading global research services firm.

•

There are about 46 million inpatient and 53 million outpatient surgeries performed in the United States each year that require drugs for post-operative pain, and over half of these patients still experience inadequate pain relief, according to a report by Cara Therapeutics on the acute pain market.

•

Acute postoperative pain is a serious problem for many patients. Nearly 50% of postoperative patients have moderate pain, and more than one-third suffer severe pain. There are serious consequences to unrelieved pain, both physically and psychologically, according to PAINWeek.

•

Inadequately managed and undertreated postoperative pain remains a major clinical, economic and social challenge. The current standard of care for the treatment of post-operative pain relies heavily on the use of opioids supplemented by other classes of pain medications, the combination of which is known as multi-modal pain therapy.

•

Given the negative side effects and costs associated with opioid use in particular, there is increasing focus from hospitals, payors and regulators on treatments that reduce opioid use in the treatment of postoperative pain

•	Stronger, Longer, and Opioid-sparing Postoperative Pain Management Approaches Are Urgently Needed
•	Untapped Opportunity: Long-acting Anesthetics Currently Make Up Only 5% of the Postoperative Pain Relief Market
•

According to Post-Surgical Pain Management TRACKER data from January 2015, “opioids were the most-used treatments, with oral and IV/PCA opioids used in the majority of cases. But early feedback from the TRACKER’s panel demonstrates a broad range of post-surgical pain management regimens, with various user preferences. Data shows that while opioids are leading the pack, local anesthetic infiltration and nerve blocks are popular and gaining market share. Guidepoint’s Post-Surgical Pain Management TRACKER also tracks the usage of EXPAREL, a single-dose, non-opioid, long-acting local anesthetic currently indicated for injection into tissues at the site of surgery, and finds that usage is lower than short-acting local anesthetics although the drug has been used in many cases and is growing share in its largest segment of use, the orthopedic setting.”

•

With more than 12 months of treatment data collected, Guidepoint’s Post-Surgical Pain Management TRACKER shows a slow and steady trend of physicians exploring and moving to newer non-opioid therapies, such as EXPAREL, and pumps.

•	Although 2015 saw a slight decline in opioid treatment share, TRACKER data finds that opioids are still used by the majority (90-95 percent) of post-operative arthroplasty patients.

The Opioid Challenge

“Annually, more than 70 million postsurgical patients receive opioids, and research shows one in 15 will go on to long-term use, indicating that the surgical setting has become an inadvertent gateway to the overall societal epidemic....the best way for hospitals to take immediate action is to implement strategies to minimize preventable opioid exposure,” according to Dr. Scott Sigman, orthopedic surgeon and team physician for the U.S. Ski Jump Team. “States Move to Control How Painkillers Are Prescribed.” New York Times, March 2016.

6

“Opioids present several potential problems, including side effects such as nausea and vomiting, post-operative ileus, respiratory depression, urinary retention, constipation and the potential for long-term dependence,” according to a report by Frost & Sullivan in 2014, Every Patient’s Pain is Personal. Although opioids prove to be an effective treatment for pain management, the drawbacks include the increased risk of fall-related injuries and potential abuse and addiction. As a result, many doctors are turning to emerging alternatives, including new formulations of local anesthetics and elastomeric pumps.”  Halyard continues to conduct studies on how its products reduce opioid consumption. Future adoption of these therapies could impact usage of other modalities, according to Guidepost. In the U. S. there is a 55% increase in length of hospital stay due to opioid related AEs; according to Kessler ER, Shah M, Gruschkus SK, Raju A. Pharmacotherapy, 2013.Given the negative side effects and costs associated with opioid use, there is increasing focus from hospitals, payors and regulators on treatments that reduce opioid use in the treatment of postoperative pain.

Addressing the Opioid Epidemic Continues to Gain Attention

The issues associated with opioid addiction continue to garner major focus, which heightens the attention and importance of the development of safer, more effective products for pain management. Following the lead of the National Institutes of Health (NIH), the United States Surgeon General weighed in on this topic in a letter sent to all physicians in August 2016. While much of the focus is on patients in chronic pain, the need for a more effective, longer-lasting product for post-operative pain management is critical, and represents a significant positive behind the early commercial acceptance and success of FDA cleared EXPAREL, and in the development of potentially superior alternatives such as AnestaGel.

7

License Agreement

The Company entered into a license agreement with Lifecore Biomedical, LLC (“Lifecore”) on November 14, 2014, in connection with certain patents whereby Lifecore granted the Company an exclusive worldwide license, including the right to grant further sublicenses to develop, use, import, export, distribute, market, promote, offer for sale and sell Products. Lifecore retains the right to manufacture and supply AnestaGel and all products developed by sublicensees. The license agreement has an initial term of 5 years with the Company having to option to renew the agreement if certain regulatory, clinical or sales milestones are met and if the Company pays a renewal fee in the low six figures for each renewal(s). Notwithstanding any renewal, the license agreement will expire at the last to expire valid patent claim of the last to expire licensed patent. Each party may terminate if the other party materially breaches the agreement, subject to notice and opportunities to cure. We may terminate the license agreement at any time on 60 days’ notice. Similarly, if the Company were to sublicense a product to a third party that is developed under the licensed patents, the Company would pay Lifecore a sublicense fee in the mid six figures for each product that is sublicensed.

8

Competition

EXPAREL (bupivacaine liposome injectable suspension) by Pacira Pharmaceuticals, Inc. is a direct competitor to the AnestaGel product. Currently EXPAREL dominates the market for non-opioid products used for postsurgical pain control. EXPAREL is a non-opioid local analgesic indicated for administration into the surgical site to produce postsurgical analgesia. EXPAREL combines bupivacaine with the DepoFoam® drug delivery platform to provide postsurgical pain control with a single intraoperative infiltration. EXPAREL is an FDA approved and commercially available drug.

Which Pain Management Approach Provides Better Pain Relief at Specific Time Points (Anesthesiologists’ Clinical Perspective)

Source: Frost & Sullivan

Unlike the claim of up to 72 hours of pain control marketed by Pacira, anesthesiologist respondents stated that when EXPAREL was used without any adjunctive medications, it provided, on average, only 25 hours of pain relief in their clinical experience. Yet, according to Frost & Sullivan’s research, clinicians expect that almost half of major surgery patients will have severely disabling pain beyond 25 hours.

9

Relying on EXPAREL as a primary method of post-operative pain relief for major surgical cases runs the risk of under-treating pain later in the critical recovery period. The duration of actual pain relief the two products provide is a significant potential difference between the products. EXPAREL’s claims to provide “up to 72 hours of pain control” are not fully supported by clinical perspective of participants surveyed or in independent research. The FDA’s medical review for EXPAREL reported; “In the clinical trials described in the medical review, the duration of EXPAREL’s analgesic effect appears to be no more than 24 hours and not longer than that of encapsulated bupivacaine HCl,” Buvanendran A, Fiala J, Patel KA, Golden AD, Moric M, Kroin JS. The incidence and severity of postoperative pain following inpatient surgery. Pain Med. 2015;16(12):2277–2283.

Soft Tissue Market Opportunity

Source: Pacira Pharmaceuticals Corporate Presentation

10

Orthopedic Market Opportunity

Source: Pacira Pharmaceuticals Corporate Presentation

There are a number of companies that are in various stages of development with new options for post-operative, non-opioid pain management, including (but not limited to) the following:

•	Xaracoll – developing a collagen matrix with bupivacaine for postoperative pain management
•	Regeneron Pharmaceuticals – developing Fasinumab
•	Innocoll – developing a bupivicaine collagen sponge
•	Heron Therapeutics – developing its HTX-011 product, a mix of bupivacaine and meloxicam for post-operative pain.

Intellectual Property & Patent Portfolio

The materials and AnestaGel applications are supported by a strong patent portfolio consisting of over 20 issued patents (primarily the Calabro patents through The Cleveland Clinic Foundation), and numerous published, pending, and filed and patents. InSitu’s manufacturing and development Trade Secrets are aligned with the patent portfolio and maximize InSitu’s core competencies across many medical platforms. In general terms, patents 6,982,298, 7,465,766 and 8,207,262 are foundation patents. These explain the chemistry of the hydrogel and introduce basic applications for the hydrogel. Patents 8,138,265, 8,080,260 and 8,410,180 are application specific, but may become foundational patents in the future as InSitu may develop products related to tissue engineering, delivery of hydrogel, and materials/cells to target sites and methods to manipulate the formulation specifically. The Company’s existing patents primarily relate to:

•	Crosslinking technology and variations using multiple biopolymer backbones
•	Tunability of gel to create multiple physical forms
•	Drug delivery in numerous applications
•	Manufacturing Capabilities
•	Significantly developed, proprietary methods

11

InSitu has also begun filing its own patent applications. The Company’s focus applies specifically to drug delivery and expands on applications and introduces concepts for tissue engineering, drug elution, different types of depots.

Other areas of IP focus on tuning the hydrogel to target a desired elution rate of a delivered drug or bioactive molecule.

Clinical Data and Process

GOOD LABORATORY PRACTICES (GLP) STUDY SUMMARY

Statistical analysis was performed by Technomics Research, LLC (Long Lake, MN, USA). The total force generated was analyzed using an unpaired t-test and calculated using the average force from each rat at each time point from 2 to 72 hours for 0–72 hours and from 2 to 120 hours for 0–120 hours. The difference between the right paw and left paw was evaluated using a repeated-measures analysis of variance. The area under the curve analysis was performed using the left paw average force value data and the difference was tested by an unpaired t-test.

Ninety rats with 30 in each group were included in the GLP portion of the study testing both mechanical allodynia and pathology. Additionally, six rats were included in the final non-GLP pharmacokinetic analysis. We first analyzed the total force generated from 2 to 72 hours after injection in the left (injured) paw. We found that the sustained release hydrogel with bupivacaine group had significantly higher force generated than the control (P=0.0004) and the liposome bupivacaine (P=0.0002) groups. We then evaluated the total force generated from 2 to 120 hours after injection. The sustained release hydrogel with bupivacaine group had significantly higher force generated when compared to the control group (P=0.0024) and the liposome bupivacaine group (P=0.0005), as shown in Tables 2 and 3. Finally, we compared the right (uninjured) to left (injured) paw values for each group and found that the right paw generated significantly higher force than the left at all time points for all three groups.

This analgesic effect of sustained release hydrogel with bupivacaine on the injured paw was supported by the data regarding the right paw. There was no significant difference between the right paw data when comparing sustained release hydrogel with bupivacaine to control and sustained release hydrogel with bupivacaine to liposome bupivacaine. This suggests that all rats performed equally well with regards to force assessment via the eVF testing in their uninjured paw and, thus, further validates testing on the injured paw. Furthermore, as there were significant differences in force generation at all time points between the left and right paws for each group, we can conclude that again force assessment via the eVF was accurate as the injured paw performed significantly worse in force assessment when compared to the uninjured paw.

Previous studies have illustrated the neurotoxic effects of local anesthetics. The neuronal injury can be characterized as either perineural inflammation or decreased number of myelinated fibers. The exact mechanism of neuronal injury is unknown; however, research suggests different mechanisms depending on the type of local anesthetic used. Furthermore, they showed that as the concentration of bupivacaine increased, there was increased neurotoxicity. Consistent with these results, the sustained release hydrogel with bupivacaine group did show some nerve damage histologically, but this damage was minimal to mild at 5 days and minimal at the 42-day time point. This likely would resolve completely over time. The liposome bupivacaine (positive control) group did not show any measurable neurotoxicity, which was similar to previous pathologic findings obtained when injected perineurally in a porcine model. As described earlier, the concentration of sustained release hydrogel with bupivacaine was higher than that of liposome bupivacaine, which may account for the differences in neuronal damage on histopathology.

Finally, the pharmacokinetic pilot study results suggest that bupivacaine remained longer in the blood of rats that received a sciatic nerve injection of sustained release hydrogel with bupivacaine than after injection of bupivacaine hydrochloride and liposome bupivacaine, indicating prolonged release. In rats weighing between 350 and 450 g, the concentrations of bupivacaine injected were between 23 and 30 mg/kg for sustained release hydrogel with bupivacaine and 3 and 3.7 mg/kg for liposome bupivacaine. Thus, the differences could be related to the differences in the concentration of bupivacaine injected. However, even at a lower concentration, liposome bupivacaine failed to produce measurable blood levels beyond 24 hours, whereas the sustained release hydrogel with bupivacaine produced measurable serum bupivacaine levels at 72 hours in one rat and 96 hours in another. Serum bupivacaine cmax levels of the sustained release hydrogel with bupivacaine are similar to previous studies involving larger dosages of liposome bupivacaine in animals.

12

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the Offering Circular date October 19, 2019.

BUSINESS

InSitu Biologics, Inc. (the “Company”) was formed as InSitu Biologics, LLC as a Minnesota limited liability company on June 4, 2014 and was converted as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware. The Company is in the pre-clinical phase of product testing, and has not applied to the FDA for any exploration of a new drug compound.

There are three classes of stock in the Company:

1.	Class B Common Stock
2.	Class A Common Stock and
3.	Preferred Stock

The total number of shares of all classes of stock the Company is authorized to issue is 110,000,000 shares, 10,000,000 of which are authorized as Preferred Stock; 10,000,000 of which are authorized as Class B Common Stock; and 10,000,000 of which are authorized as Class A Common Stock.

As of December 31, 2019, there were 5,918,579 shares of Class A Common Stock outstanding (post-splits), zero shares of Class B Common Stock, and zero shares of Preferred Stock.

Description of Rights of Classes of Stock

All Shares of Class A Common Stock shall be identical and have one vote per share. The Shares to be issued pursuant to this Offering will be Class A Common Stock. All holders of shares of Class B Common Stock (which are not being sold in this Offering) shall be identical and shall at every meeting of the stockholders be entitled to two votes for each share of the capital stock held by such stockholder. All of the other terms (except for voting) of the Class A Common Stock shall be identical to the Class B Common Stock, except for the right of first refusal that attaches to the Class A Common Stock, as explained in this Offering Circular and in the Company’s Bylaws.

The Preferred Stock was convertible to the Class A Common Stock on a 1 to 1.1 basis meaning for every Preferred Share owned by a Shareholder. The shares converted into 1.1 shares of Class A Common Stock after the Regulation A+ offering was qualified by the Securities Exchange Commission.

13

Results of Operations

The year ended December 31, 2019

Revenue. Total revenue for the year ended December 31, 2019 was $0. June 4, 2014 (date of inception) to December 31, 2019, the Company was in the start-up phase.

Operating Expenses. Operating expenses for the year ended December 31, 2019 were $3,349,775. Operating expenses for the period were comprised of research and development expenses which were $2,275,711 and general administrative expenses of $1,074,061.

Net Loss. The Company incurred a net loss of ($3,347,328) for the year ended December 31, 2019 which included $2,445 in interest income.

The year ended December 31, 2018

Revenue. Total revenue for the year ended December 31, 2018 was $0. June 4, 2014 (date of inception) to December 31, 2018, the Company was in the start-up phase.

Operating Expenses. Operating expenses for the year ended December 31, 2018 were $917,777. Operating expenses for the period were comprised of research and development expenses and general administrative expenses.

Net Loss. The Company incurred a net loss of ($919,218) for the year ended December 31, 2018 which included $1,441 in interest expense.

Liquidity and Capital Resources

The Company had net cash of $1,725,585 at December 31, 2018 compared to net cash of $480,908 as of December 31, 2019. The decrease in 2019 was due to our use of stock for research and development activities related to Anesta Gel.

During the year ended December 31, 2018, we used $917,777 of cash to cover the operating expenses. For the period ended December 31, 2019, cash was used for operating expenses of $1,074,061.

For the year ended December 31, 2018, $1,441 of Company cash was used for interest expense. For the period ended December 31, 2019 the Company earned $2,445 in interest income.

At August 7, 2018, the Company had sold 262,360 shares at $5.75 per share since the Regulation A Offering was qualified. Due to the popularity of the shares and in an effort to maximize shareholder value, the Company increased the share price to $6.85 per share. The Company sold 275,661 shares at $5.75 per share, 43,126 shares at $6.85 per share, and 31,588 shares at $6.90 since our Offering was qualified. Due to the popularity of the shares and in an effort to maximize shareholder value, we are increasing our share price to $8.00 per share. Effective February 25, 2019, the Board of Directors consented to a 2 to 1 stock split resulting in 3,155,757 Class A shares outstanding. During the period January 1, 2019 through December 31, 2019, the Company raised and additional $1,083,197 of equity through sales of Common Stock. In all, there are 5,918,579 Shares of Class A Common Stock outstanding.

The Company believes that funding at any level could result in significant progress being made toward gaining the Phase 1 Clinical Study. The Company has not yet applied for an Investigational New Drug (“IND”). The Company has completed the capital acquisition of its laboratory equipment and further laboratory expenses are directly related to compounding products. The Company has the ability to slow down or accelerate product development, pre-clinical studies, and clinical studies based on available funds. Nearly all expenses are variable, and employees are willing to delay compensation from time to time if need be.

14

Related Party Transactions

In June 2017, the Company entered into a line of credit (“LOC”) for continued financing of the Company’s operating expenses. This senior non-subordinated LOC provides for up to $130,000 of funding to be repaid at the non-usurious interest rate of 6%. As of December 31, 2017, the Company had accessed approximately $109,891 of the available funds.

In exchange for waiving all of the rights granted to 524 Investments, LLC in connection with their First Round Investment of $1,000,000 resulting in 99.95% of all equity purchased, with the exception of a board seat appointment, 524 Investments shall maintain shares which allow them 2 votes for every Class B Share.

In January 2018 the related party note and all other Noteholders agreed to convert their Notes to the shares under the terms of the current Preferred Stock Offering. The notes and accrued interest were converted into 95,131 preferred shares at a conversion rate of five to one. The Preference is 10% more shares upon conversion to Common A shares when the Company conducts its anticipated Regulation A Plus Offering. In receiving that discount as part of the debt conversion in January 2018, Noteholders also agreed to accept a 6% interest rate instead of the 10% interest rate.

The Company sold an additional 48,801 Preferred Shares for a total of $220,487 net of offering costs.

Subsequent Events

Management has evaluated subsequent events through August 31, 2020 the date on which the financial statements were available for issue and identified three significant events. 1) The Company sold 20,976 shares of Common stock in the first quarter of 2020 and closed their RegA+ offering. 2) The Company applied for and in April 2020 received a PPP loan in the amount of $86,137 which the Company expects to be fully forgiven under the terms of the loan. 3) In June and July 2020 respectively, the Company issued convertible bridge notes of $75,000 and $2,000,000 each of which bears an 8.0% simple interest rate and warrant coverage (as defined). The notes are convertible (as defined) upon the Company completing an equity financing of at least $6,000,000 and if the Company completes an Acquisition Transaction (as defined) the note holder may elect to either be repaid or covert the principal and accrued interest into shares of the Company’s common stock at a price of $2.00 per share. The convertible notes were issued pursuant to a confidential private placement memorandum, are unsecured and due if not converted on April 30, 2021.

The Company added Dr. Robert Wilson and Kevin Bassett to its board of directors in February 2020.

Trend Information

Because we are still in the startup phase and have only recently launched the Company, we are unable to identify any recent trends in site visitations, revenue or expenses since the latest financial year. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

15

Critical Accounting Policies

We have identified the policies outlined in this Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company had no revenue during 2019 or 2018. The Company had no product returns during 2019 or 2018.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, executive officers and significant employees of the Company as of the date of this filing are as follows:

Name	Position	Age	Term of Office	PT Hours (1)	FT Hours (2)
Executive Officers
Kevin Bassett	CEO, President,	51		NA	40
James Knapp	Chairman Treasurer	42		10	NA
William Taylor	CSO, Secretary	47		NA	40
Directors
					NA
James Knapp	Director	42		10	NA
William Taylor	Director	47		NA	40

___________

(1)	Approximate Hours Worked Per Week For Part Time Employee
(2)	Approximate Hours Worked Per Week For Full Time Employee

16

Directors, Executive Officers and Significant Employees

As of the date of this filing, INSITU BIOLOGICS has six full-time employees. It has also established a business board of directors. In addition, INSITU BIOLOGICS has engaged with other key individuals possessing a range of expertise including mechanical engineering, process engineering, software engineering, computational modeling and other areas. These additional key individuals could start employment at INSITU BIOLOGICS at such time as the company has sufficient capital or financing to fund the expanded launch of its business activities and research and development.

The number of business and direct research personnel hired by INSITU BIOLOGICS will scale based upon funds raised in the equity crowdfunding offering and as operating needs warrant. Certain skilled executive positions, such as a person to manage U.S. FDA requirements, could be filled in a timely fashion as the business progresses, but most likely the use of consultants and experts in the field could prove to be a more productive and cost effective means of handling requirements.

INSITU BIOLOGICS board members serve unless and until a successor is elected and qualified. Board members will not receive compensation for attendance in board meetings, but may be reimbursed for reasonable expenses incurred during the course of their performance. Personnel currently serving as officers and board members of INSITU BIOLOGICS include:

Kevin Bassett, M.B.A. – President and CEO

Kevin Bassett joined Insitu Biologics in September 2019 as President and CEO. Prior to joining Insitu, Mr. Bassett was General Manager of HLT Medical, a clinical-stage company developing a next-generation heart valve in the field of Transcatheter Aortic Valve Replacement (TAVR). Kevin has also served in a variety of senior executive roles in early-stage medical technology companies over the past twenty years.

Mr. Bassett is a certified public accountant (inactive license). He holds an M.B.A. from the Carlson School of Management at the University of Minnesota and a B.A. in Accounting and English from St. John’s University. Kevin also held a commission as an officer in the United States Army Reserves from 1991 – 2001.

James Knapp, Chairman, Board of Directors

James Knapp has served on the Board of InSitu since May of 2015. James, CRPC, CFP, APMA is the President of Heritage Wealth Architects, a financial advisory firm that James founded in 2012. James is responsible for leading all aspects of the firm. Earlier in his career, as a CFP, James led a franchise for one of the largest financial planning firms in the country. James specializes in advising executives, small business owners, and high net-worth individuals concerned with tax-planning, compensation, buying, growing or selling their businesses. James started HWA as a fee for service firm with a vision to provide clients with a personalized, flexible and thorough array of options to create and conserve wealth. At the center of his client-focused firm is the commitment to honor his fiduciary responsibilities, and really listen to each individual’s goals and dreams. James is a Business Management graduate of Luther College, and lives in St. Paul, where he enjoys spending time with his family, traveling, hunting, fishing, climbing mountains and playing golf.

17

Robert Wilson, MD – Member of the Board of Directors

Dr. Wilson has dedicated his professional life to developing new methods for diagnosing and treating heart disease, and to training new physicians. He presently directs the University of Minnesota interventional-cardiology fellowship program and University of Minnesota Physicians clinical cardiovascular services.

A graduate of the University of Iowa College of Medicine, Dr. Wilson completed his residency at the University of Texas Health Science Center at San Antonio and his cardiology fellowship at the University of Iowa. He joined the University of Minnesota faculty in 1986, when he and Dr. Carl White established a training program that has graduated over 50 interventional cardiologists. From 1988-2004, Dr. Wilson served as the director of the University of Minnesota Medical Center-Fairview’s cardiac catheterization laboratory.

Dr. Wilson’s investigative career initially focused on coronary physiology in humans. He developed the first catheter for the selective measure of coronary bloodflow in humans, and described the effects of atherosclerosis and transplantation on coronary bloodflow. He also first identified reinnervation of the transplanted human heart and its effects on cardiac function. Later, Dr. Wilson developed semi-computerized injection systems for coronary angiography that now used annually for millions of patients worldwide.

Dr. Wilson’s present research focus is the development of a prosthetic heart valve that can be inserted through a small catheter, eliminating the need for open-heart valve surgery. This device is now in human clinical trials.

Dr. Wilson holds numerous patents for cardiovascular treatment devices. The National Institute of Health, the American Heart Association, and private individuals have supported his work.

William J. Taylor, Chief Scientist

Bill Taylor has served on the Board of InSitu since its inception in 2014. Bill became an employee at InSitu Biologics on January 1, 2018. Bill is a successful medical device development program manager and scientist. From May 2011 through October 2017, Bill lead multiple projects for ACIST Medical Systems including CVi - A2000V, CVi - CPT2000, and RXi rapid exchange FFR system and Navvus catheter; an ultrathin microcatheter pressure sensor. In 2007, Bill was recruited to lead a biohydrogel technology development program in cooperation with the Cleveland Clinic Foundation and was able to complete biocompatibility testing, fundamental physical and chemical property design package, initial application identification and start feasibility analysis. Bill was the lead project manager in the construction, qualification and validation of PDL Biopharma’s (formerly Protein Design Labs, Inc.) state-of-the-art, $200 million production facility in Brooklyn Park, MN. Throughout his career he has been the program manager in medical device and biopharmaceutical product development including Retavase (Roche), Osteoarthritis injectable, and several consumable kits. Prior to 2004, Bill was a principal scientist, inventor and program manager at Gradient Technology. Bill has authored industry papers in chemical remediation and demilitarization utilizing biological systems.

Bill has his Bachelor of Science from the University of Minnesota with a double major in Chemical Engineering and Biology.

18

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

From inception to the date of this Offering, the Company has paid no compensation to its officers or directors. The Company may hire additional officers in the future and pay them directly, and may choose to compensate its directors in the future.

Name	Capacity in which compensation was received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Executive Officers
James Segermark	CEO, President and Secretary	$143,000	$0	$143,000
Kevin Bassett	President and CEO	$73,336		$73,336
James Knapp	CFO and Treasurer	$40,000	$0	$40,000
William Taylor	Chief Scientific Officer	$191,000	$0	$191,000
Directors
James Segermark	Director	$0	$0	$0
James Knapp	Director
William Taylor	Director	$0	$0	$0

Advisory Agreements

The Company has agreed to pay FundAthena, Inc., doing business as Manhattan Street Capital (“Manhattan Street Capital”) for its services in hosting the offering of the shares on its online platform. This compensation consists of: (i) $25 per investor in cash paid when such investor deposits funds into escrow; minimum $5,000 per month while the offering is live to investors (ii) a warrant to purchase that number of shares of Common Stock determined by multiplying $25 by the total number of investors in this offering and dividing by the price at which our common stock is sold in this offering, The warrants will have an exercise price equal to the price at which our common stock is sold in this offering. Manhattan Street Capital does not directly solicit or communicate with investors with respect to offerings posted on its site, although it does advertise the existence of its platform, which may include identifying a broad selection of issuers listed on the platform. Warrants will be delivered to Manhattan Street Capital promptly upon the close of the offering. If the offering does not complete successfully for any reason, the warrants earned will be promptly delivered to Manhattan Street Capital. Payments of cash and warrants to Manhattan Street Capital are not contingent upon the success of the offering.

Employment Agreements

The Company has entered into employment agreements with Kevin Bassett, Kay Warnott, and Kevin Barrett and may enter into employment agreements with other executive officers and key employees in the future. The Company also entered into a consulting agreement with Ralph Zickert on March 12, 2020 for services related to financial reporting and overall accounting. Mr. Zickert is paid $165 per hour per the Consulting Agreement.

Stock Incentive Plan

In the future, the Company may establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our directors, executive officers, employees and key employees or consultants. Details of such a plan, should one be established, have not been decided upon as of the date of this Offering. Stock options or a significant equity ownership position in the Company may be utilized by us in the future to attract one or more new key senior executives to manage and facilitate our growth.

19

Board of Directors

Our board of directors consists of two directors.

None of our directors are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint an independent director(s) to our board of directors in the future, particularly to serve on appropriate committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the entire Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing and board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

20

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company. The Bylaws state that the Company shall indemnify, in accordance with and to the full extent now or hereafter permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the corporation), by reason of his or her acting as a director or officer of the corporation (or a director or officer serving at the request of the corporation in any other capacity for or on behalf of the corporation) against any expenses (including attorneys’ fees, judgments, fines, ERISA or other excise taxes, penalties and amounts paid in settlement) actually and reasonably incurred by such director or officer in respect thereof; provided, however, that, the corporation shall not be obligated to indemnify any such director or officer with respect to proceedings, claims or actions initiated or brought voluntarily by such director and not by way of defense. Expenses that may be subject to indemnification hereunder shall be paid in advance of the final disposition of the action, suit or proceeding to the full extent permitted by Delaware law subject to the corporation’s receipt of any undertaking required thereby. The provisions of this article of the Company’s Bylaws shall be deemed to constitute a contract between the Company and each director or officer who serves in such capacity at any time while this article and the relevant provisions of Delaware law are in effect, and each such director or officer shall be deemed to be serving as such in reliance on the provisions of this article of the Company’s Bylaws, and any repeal of any such provisions or of such article of the Company’s Bylaws shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. If a claim under this article of the Company’s Bylaws is not paid in full within thirty (30) days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant also shall be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been provided to the corporation) that the claimant has not met the standards of conduct that make it permissible under Delaware law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because the claimant has met the applicable standard of conduct set forth in the Delaware law, nor an actual determination by the corporation that the claimant has not met such standard of conduct shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The rights of indemnification and advancement provided by this article of the Company’s Bylaws are not exclusive of any other right to indemnification or advancement provided by law, agreement or otherwise, and shall apply to actions, suits or proceedings commenced after the date hereof, whether or not arising from acts or omissions occurring before or after the adoption hereof, and shall continue as to a person who has ceased to be a director or officer of the corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock as of December 31, 2019 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares of common stock listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares of common stock beneficially owned.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares of the Company’s stock. This information does not necessarily indicate beneficial ownership for any other purpose.

21

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over their shares of the Company’s stock.

The following table sets forth information regarding beneficial ownership of all classes of our stock by any of our directors or executive officers as of the date of this report:

Shareholder / Officer	Class A Common Shares	%	Class B Common Shares	%	Preferred Shares	%	Total Shares	%
Mary Karl Trust	766,445	13%	0	0%	0	0%	766,445	13%
Gerard & Ellen Lavery	617,956	10%	0	0%	0	0%	617,956	10%
Linda Pavek Trust	766,445	13%	0	0%	0	0%	766,445	13%
William Taylor	250,290	4%	0	0%	0	0%	250,290	4%
James Knapp	14,492	0%	0	0%	0	0%	14,492	0%
James & Kathryn Knapp (JTWROS)	308,978	5%	0	0%	0	0%	308,978	5%
Total	5,918,579	100%	0	0%	0	0%	5,918,579	100%

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

From July through October 2014, we entered into a Convertible Loan Agreement (the “Loan Agreement”) with five individuals. The principal loan amounts total $300,000 and accrued interest at a rate of 10% annually. In January 2018 the related party note and all other Noteholders agreed to convert their Notes to the shares under the terms of the current Preferred Stock Offering. The notes and accrued interest were converted into 95,131 (pre-split) preferred shares at a conversion rate of five to one. The Preference is 10% more shares upon conversion to Common A shares when the Company conducts its anticipated Regulation A Plus Offering. In receiving that discount as part of the debt conversion in January 2018, Noteholders also agreed to accept a 6% interest rate instead of the 10% interest rate.

Further, an initial investor 524 Investments, LLC was issued units originally in InSitu Biologics, LLC. In the conversion of the LLC to the current Delaware corporation, the Company has elected to issue Class B Common Shares to the 524 Investments, LLC.

Class B Common Shares are entitled to two votes for every share held by 524 Investments, LLC. Currently, 524 Investments, LLC holds 3,000,000 (post-split) shares of Class B Common Stock. Further, 524 Investments, LLC, as the sole holder of Class B Common Stock, is entitled to appoint one director to the Board of Directors for an initial term. Thereafter, the board member must stand for reelection. The initial term shall be for three (3) years.

Effective February 25, 2019, the Company’s Board of Directors consented to a 2 to 1 stock split for Class A and Class B common shares. Effective October 9, 2019, the Company’s Board of Directors consented to a 4 to 1 reverse stock split of Founders’ shares.  Also on October 9, 2019 the holders of the Class B Common stock agreed to a 1 to 1 conversion of all outstanding shares of Class B Common stock (3,000,000 shares) to Class A Common stock .

ITEM 6. OTHER ITEMS

None.

22

ITEM 7. FINANCIAL STATEMENTS

InSitu Biologics, Inc.

23

INDEPENDENT AUDITORS' REPORT

Board of Directors

InSitu Biologics, Inc.

Woodbury, MN

We have audited the accompanying financial statements of InSitu Biologics, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InSitu Biologics, Inc. as of December 31, 2019 and 2018 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's accumulated deficit, cash used in operations, and the need for additional working capital to support future operations raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from this uncertainty. Our opinion is not modified with respect to that matter.

Minneapolis, Minnesota

September 3, 2020

24

InSitu Biologics, Inc.

Balance Sheets

	As of December 31
ASSETS	2019	2018
Current Assets
Cash and cash equivalents	$480,908	$1,725,585
Prepaid expenses	4,396	1,166
Total current assets	485,304	1,726,751

Other Assets
Patents net of $2,694 and $1,401 of accumulated amortization, respectively	16,699	17,992
Security deposit	2,557	2,557
Total other assets	19,256	20,549
TOTAL ASSETS	$504,560	$1,747,300

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current Liabilities
Accounts payable	$531,675	$96,937
Accrued wages	8,750	-
Other current liabilities	577,901	-
Total current liabilities	1,118,326	96,937

Stockholders' (Deficit) Equity
Preferred stock, $.00001 par value: authorized 10,000,000 shares; issued
and outstanding 0 shares as of December 31, 2019 and 2018	-	-
Class A common stock, $.00001 par value: authorized 10,000,000 shares; issued and outstanding 5,917,099 and 2,697,830 shares, respectively
Class B common stock, $ .00001 par value: authorized 10,000,000 shares; issued and outstanding 0 and 3,000,000 shares, respectively
Undesignated stock, $.00001 par value: authorized 80,000,000 shares; issued
and outstanding 0 shares as of December 31, 2019 and 2018	59	57
Additional paid-in capital	4,148,852	3,065,655
Members' deficit	-	-
Accumulated (deficit)	(4,762,677)	(1,415,349)
Total stockholders' (deficit) equity	(613,766)	1,650,363
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY	$504,560	$1,747,300

See notes to financial statements.

25

InSitu Biologics, Inc.

Statements of Operations

	Years Ended December 31
	2019	2018
Expenses
Research and development	$2,275,711	$364,218
Other general and administrative	1,074,061	553,556
Total expenses	3,349,773	917,774
Operating loss	(3,349,773)	(917,774)

Interest income (expense), net	2,445	(1,444)

Net loss	$(3,347,328)	$(919,218)

See notes to financial statements.

26

InSitu Biologics, Inc.

Statements of Changes in Stockholders' (Deficit) Equity

						Additional
		Common Stock		Preferred Stock		Paid-In	Accumulated
	A Shares	B Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance as of December 31, 2015		-	$-	-	$-	$-	$-	$151,675
Net loss		-	-	-	-	-	-	#REF!
Balance as of December 31, 2017	1,510,693	3,000,000	$45	44,000	$1	$164,204	$(496,131)	$(331,881)
Conversion of notes and accrued interest
to preferred stock	-	-	-	104,645	1	518,597	-	518,598
Proceeds from sales of convertible preferred stock
net of issuance costs of $23,515	-	-	-	49,500	1	220,488	-	220,489
Conversion of preferred to common stock	396,290	-	4	(198,145)	(3)	(1)	-	-
Proceeds from sale of common stock
net of issuance costs of $262,570	798,060	-	8	-	-	2,162,367	-	2,162,375
Net loss - 2018	-	-	-	-	-	-	(919,218)	(919,218)
Balance as of December 31, 2018	2,705,043	3,000,000	57	-	-	3,065,655	(1,415,349)	1,650,363
Conversion of Class B shares to Class A shares	3,000,000	(3,000,000)	-	-	-	-	-	-
Proceeds from sale of common stock
net of issuance costs of $221,997	213,536	-	2	-	-	1,083,197	-	1,083,199
Net loss - 2019		-	-	-	-	-	(3,347,328)	(3,347,328)
Balance as of December 31, 2019	5,918,579	-	$59	-	$-	$4,148,852	$(4,762,677)	$(613,766)

See notes to financial statements.

27

InSitu Biologics, Inc.

Statements of Cash Flows

	Years Ended December 31
	2019	2018
Cash flows from operating activities
Net loss	$(3,347,328)	$(919,218)
Adjustments to reconcile net loss to cash used by operating activities
Amortization	1,293	1,293
Interest on convertible notes - converted to equity	-	2,025
Changes in operating assets and liabilities
Prepaid expenses	(3,230)	(1,166)
Accounts payable	434,739	96,937
Other current liabilities	586,651	-
Net cash used by operating activities	(2,327,875)	(820,129)

Cash flows from investing activities
Cash flows from financing activities
Proceeds from sale of convertible preferred stock	-	235,489
Proceeds from sale of common stock	1,083,199	2,162,373
Net cash provided by financing activities	1,083,199	2,397,862

Net change in cash and cash equivalents	(1,244,677)	1,577,733

Cash and cash equivalents - beginning of year	1,725,585	147,852

Cash and cash equivalents - end of year	$480,908	$1,725,585

Supplemental cash flow data
Cash paid for interest	$227	$-

Non-cash transactions
Conversion of notes to preferred stock	$-	$409,891

Conversion of accrued interest to preferred stock , 2018. Non-cash conversion
of Class B common shares (3,000,000) to Class A common shares, 2019.	$-	$108,707

See notes to the financial statements.

28

InSitu Biologics, Inc.

Footnotes to the Financial Statements

As of and for the Years Ended December 31, 2019 and 2018

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

InSitu Biologics, Inc. (the “Company”, “we” or “our”) is developing implantable time release products composed of its proprietary tunable, Matrix™ bio-polymeric hydrogel. Implantable, tunable compounds similar to Matrix are gaining attention in biomedical applications targeting tissue and nerves. The Company is pursuing applications for soft tissue and orthopedic surgical procedures. Procured through an exclusive license agreement (see Note 2) via our manufacturing and advance development partner, the Matrix was invented and originally patented through the Cleveland Clinic Foundation. We have further developed, manufactured and completed testing and performed preliminary animal studies in several applications supporting conceptual clinical applications. The Company’s activities are subject to significant risks and uncertainties including failing to secure additional funding to license or operationalize the Company’s technology.

Basis of presentation:

The accompanying financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

Going concern and management plans:

As of December 31, 2019, the Company has no revenues and has an accumulated deficit of $4,762,677. The Company’s cash position of $480,908 is not adequate to meet the projected cash requirements of the Company through September 30, 2021, which raises substantial doubt that the Company is able to continue as a going concern.

Management’s plans regarding the shortfall are as follows:

Management is pursuing additional funding through the sale of common stock to certain potential investors and the sale of convertible debt. Amount raised will be used two thirds for research and development and the remaining third for other general and administrative expenses.

The Company needs additional capital to meet its projected operations and equipment needs through at least September 30, 2021. If the Company is not able to raise additional working capital, it would have a material adverse effect on the operations of the Company and the continuing research and development of its product.

Stock split:

Effective February 25, 2019, the Company’s Board of Directors consented to a 2 to 1 stock split for Class A and Class B common shares. Effective October 9, 2019, the Company’s Board of Directors consented to a 4 to 1 reverse stock split of Founders’ shares. These stock splits were retroactively adjusted for all periods presented.

Use of estimates:

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less and any certificates of deposit that do not contain material early withdrawal penalties to be cash equivalents. The Company maintains its cash in bank deposits which are federally insured up to $250,000. The Company’s balance exceeded this amount. The Company has not experienced any losses in such accounts.

29

InSitu Biologics, Inc.

Footnotes to the Financial Statements

As of and for the Years Ended December 31, 2019 and 2018

Intangibles:

Intangible assets consist of patents which are being amortized using the straight-line method over their estimated useful lives of 15 years. The Company periodically reviews the unamortized value of its patents to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate the asset is “more likely than not” impaired, or a change in the remaining useful life is warranted. If an impairment indicator exists, the Company tests the intangible asset for recoverability based on future undiscounted cash flows. The Company determined the patents were not impaired as of December 31, 2019.

Income taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Management is required to evaluate tax positions taken and to recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management has analyzed the tax positions taken and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense.

Additional income taxes due to an adjustment to income or disallowed deductions would be recorded as additional income tax expense if the Company does not have sufficient net operating loss carryforward to offset such amounts.

The Company is not currently under examination by any taxing jurisdiction.

Research and development:

Research and development costs include cost of research activities as well as engineering and technical efforts required to develop new products or make improvements to existing products. Research and development costs are expensed as incurred. Research and development expenses for the years ended December 31, 2019 and 2018 were $2,275,711 and $364,218, respectively. Included in 2019 research and development expense is $576,213 for work completed but not yet billed as of December 31, 2019 shown as other current liabilities on the balance sheet.

Advertising costs:

Advertising costs will be charged to expense when incurred. There were no advertising and marketing costs in either year ended December 31, 2019 or 2018, respectively.

Future Accounting Pronouncements:

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers.” ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09. ASU No. 2014-09 is effective for fiscal years beginning after December 15, 2018. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company adopted ASU Nos. 2014-09 and 2015-14 which did not have an impact on its results of operations, financial position and cash flows.

30

InSitu Biologics, Inc.

Footnotes to the Financial Statements

As of and for the Years Ended December 31, 2019 and 2018

During February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. During 2018, the FASB also issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases”, which addresses narrow aspects of the guidance originally issued in ASU No. 2016-02; ASU 2018-11, “Targeted Improvements”, which provides entities with an additional (and optional) transition method whereby an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Topic 842 (as amended) is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the effect that Topic 842 (as amended) will have on its results of operations, financial position and cash flows.

Note 2. License Agreement

The Company entered into a license agreement with an unrelated third party Contract Manufacturer Organization (CMO) dated November 14, 2014, in connection with certain patents whereby the CMO granted the Company an exclusive worldwide license, including the right to grant further sublicenses to develop, use, import, export, distribute, market, promote, offer for sale and sell Products. The CMO retains the right to manufacture and supply to Company and all sublicensees any and all Products developed under the License Agreement. The license agreement has an initial term of 5 years with the Company having the option to renew the agreement if certain regulatory, clinical or sales milestones are met and if the Company pays a $250,000 renewal fee for each renewal(s).  Notwithstanding any renewal, the license agreement will expire at the last to expire valid patent claim of the last to expire licensed patent. Each party may terminate if the other party materially breaches the agreement, subject to notice and opportunities to cure. We may terminate the license agreement at any time on 60 days’ notice. Similarly, if the Company were to sublicense a product to a third party that is developed under the licensed patents, the Company would pay the CMO a $350,000 sublicense fee for each product that is sublicensed.

Note 3. Patents

Intangible assets consist of patents which are being amortized using the straight-line method over their estimated useful lives of 15 years. Amortization of patents was and $1,293 for both years ended December 31, 2019 and 2018. Estimated future amortization expense is $1,293 for each of the next five years and $10,234 thereafter.

Note 4. Financing Arrangements

Notes:

Unsecured notes were issued bearing interest rates of 6% and 10%. The notes had certain conversion features applicable to when the Company was an LLC as well as a Preferred Payment upon a Liquidity Event as defined in the note agreement. These conversion features were amended in January 2018 when the notes were converted into Company Preferred Stock and the Preferred Payment provision was eliminated. Interest expense related to the note with 524 Investments, LLC (a related party) was $481 in 2018.

31

InSitu Biologics, Inc.

Footnotes to the Financial Statements

As of and for the Years Ended December 31, 2019 and 2018

Note 5. Commitments and Contingencies

Rental and Lease Information:

In November 2017, the Company signed a three-year lease for office and lab facilities that expires on December 31, 2020, with a three-year renewal option. The lease requires monthly payments for base rent plus a share of building operating expenses. Rental expenses for the years ended December 31, 2019 and 2018 amounted to $29,018 and $25,680, respectively. Minimum future rental payments are $33,547 in 2020.

Note 6. Equity

The Company authorized 110,000,000 shares with 10,000,000 shares designated as Preferred Stock, 10,000,000 shares designated as Class A Common Stock with one vote per share, 10,000,000 shares designated as Class B Common Stock with two votes per share, and the remaining stock as undesignated. On February 25, 2019, the Company authorized a 2 for 1 split of Common A and Common B shares. On October 9, 2019, in anticipation of future financings, the holders of the Class B Common stock and the five Founders agreed to a simultaneous 1 to 1 conversion of all outstanding shares of Class B Common stock (3,000,000 shares) to Class A Common stock to consolidate holders into one class of stock with equal voting rights and a 4 to 1 reverse split of 4,652,410 Founders Common A shares.

Note 7. Income Taxes

The Company had net operating loss carryforwards of approximately $4,305,000 as of December 31, 2019 which begin to expire in 2037. The Company estimates the additional net operating loss carryforward related to the loss incurred for the year ended December 31, 2019 will be approximately $3,345,000. The Company has recorded a deferred tax asset of $915,000 and $189,000 as of December 31, 2019 and 2018, respectively, reflecting the benefit of the loss carryforwards. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective evidence evaluated was the cumulative loss incurred to date. Such objective evidence limits the ability to consider other subjective evidence such as projections for future growth.

On the basis of this evaluation, as of December 31, 2019 and 2018, a valuation allowance of $915,000 and $189,000, respectively, has been recorded to offset the total amount of the deferred tax asset based on the projected tax rate due to the tax reform signed into law on December 22, 2017. The amount of the deferred tax asset considered realizable; however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

The Company is subject to U.S. federal income tax as well as income tax of the State of Minnesota. With limited exceptions, tax years prior to fiscal 2015 are no longer open to federal, state and local examination by taxing authorities. The change in the deferred tax valuation allowance was $726,000 and $174,900 for the years ended December 31, 2019 and 2018, respectively.

32

InSitu Biologics, Inc.

Footnotes to the Financial Statements

As of and for the Years Ended December 31, 2019 and 2018

Note 8. Subsequent Events

Management has evaluated subsequent events through August 31, 2020 the date on which the financial statements were available for issue and identified three significant events. 1) The Company sold 20,976 shares of Common stock in the first quarter of 2020 and closed their RegA+ offering. 2) The Company applied for and in April 2020 received a PPP loan in the amount of $86,137 which the Company expects to be fully forgiven under the terms of the loan. 3) In June and July 2020 respectively, the Company issued convertible bridge notes of $75,000 and $2,000,000 each of which bears an 8.0% simple interest rate and warrant coverage (as defined). The notes are convertible (as defined) upon the Company completing an equity financing of at least $6,000,000 and if the Company completes an Acquisition Transaction (as defined) the note holder may elect to either be repaid or covert the principal and accrued interest into shares of the Company’s common stock at a price of $2.00 per share. The convertible notes were issued pursuant to a confidential private placement memorandum, are unsecured and due if not converted on April 30, 2021.

33

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Insitu Biologics, Inc.

September 10, 2020	By:	/s/ Kevin Bassett
Kevin Bassett
CEO

September 10, 2020	By:	/s/ James Knapp
James Knapp
CFO and Chairman of the Board of Directors

September 10, 2020	By:	/s/ Robert Wilson
Robert Wilson
Director

34